Exhibit 99.2

Wi-LAN Inc.

2016 First Quarter

Unaudited Condensed Consolidated

Financial Results

Interim Report

2016 First Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Operations and Comprehensive Earnings

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015

Revenue	$30,160	$20,410

Operating expenses
Cost of revenue	17,992	19,466
Research and development	-	719
Marketing, general and administration	2,647	2,251
Foreign exchange (gain) loss	(163)	2,286
Total operating expenses	20,476	24,722
Earnings (loss) from operations	9,684	(4,312)
Interest income	118	122
Earnings (loss) before income taxes	9,802	(4,190)

Provision for (recovery of) income tax expense
Current	3,023	1,003
Deferred	1,859	(435)
	4,882	568
Net earnings (loss)	4,920	(4,758)

Net and comprehensive earnings (loss)	$4,920	$(4,758)

Earnings (loss) per share (Note 4)
Basic	$0.04	$(0.04)
Diluted	$0.04	$(0.04)

Weighted average number of common shares
Basic	120,281,998	120,472,290
Diluted	120,281,998	120,472,290

See accompanying notes to condensed consolidated financial statements

2016 First Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	March 31, 2016	December 31, 2015
Current assets
Cash and cash equivalents	$100,685	$93,431
Short-term investments	1,194	1,120
Accounts receivable	11,011	8,436
Prepaid expenses and deposits	1,581	1,607
	114,471	104,594

Loan receivable	1,561	1,497
Furniture and equipment, net	1,509	1,614
Patents and other intangibles, net	145,402	155,213
Deferred tax asset	15,818	17,677
Goodwill	12,623	12,623
	$291,384	$293,218

Current liabilities
Accounts payable and accrued liabilities	$21,327	$23,205
Current portion of patent finance obligation	10,152	8,085
	31,479	31,290

Patent finance obligation	16,652	19,895
Success fee obligation	187	655
	48,318	51,840

Commitments and contingencies (Note 6)

Shareholders' equity
Capital stock (Note 4)	422,712	427,781
Additional paid-in capital	19,455	16,549
Accumulated other comprehensive income	16,225	16,225
Deficit	(215,326)	(219,177)
	243,066	241,378
	$291,384	$293,218

See accompanying notes to condensed consolidated financial statements

2016 First Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015
Cash generated from (used in)
Operations
Net earnings (loss)	$4,920	$(4,758)
Non-cash items
Stock-based compensation	108	272
Depreciation and amortization	10,130	8,988
Foreign exchange (gain) loss	(285)	753
Disposal of assets	13	-
Deferred income tax expense (recovery)	1,859	(435)
Accrued investment income	(64)	(55)
Change in non-cash working capital balances
Accounts receivable	(2,575)	1,297
Prepaid expenses and deposits	26	(721)
Payments associated with success fee obligation	(854)	(1,174)
Accounts payable and accrued liabilities	1,531	(1,806)
Cash generated from operations	14,809	2,361
Financing
Dividends paid	(1,091)	(5,183)
Common shares repurchased under normal course issuer bid	(2,271)	(329)
Common shares issued for cash on the exercise of options	-	1,269
Cash used in financing	(3,362)	(4,243)
Investing
Purchase of furniture and equipment	(16)	(28)
Repayment of patent finance obligations	(1,388)	(5,532)
Purchase of patents	(3,000)	(1,000)
Cash used in investing	(4,404)	(6,560)
Foreign exchange gain (loss) on cash held in foreign currency	211	(641)

Net cash and cash equivalents generated (used) in the period	7,254	(9,083)
Cash and cash equivalents, beginning of period	93,431	126,311
Cash and cash equivalents, end of period	$100,685	$117,228

See accompanying notes to condensed consolidated financial statements

2016 First Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2014	$426,037	$16,375	$16,225	$(212,880)	$245,757

Comprehensive loss:
Net loss	-	-	-	(4,758)	(4,758)
Shares and options issued:
Stock-based compensation expense	-	272	-	-	272
Exercise of stock options	2,056	(787)	-	-	1,269
Shares repurchased under normal course issuer bid (Note 4)	(443)	114	-	-	(329)
Dividends declared (Note 4)	-	-	-	(5,102)	(5,102)
Balance - March 31, 2015	$427,650	$15,974	$16,225	$(222,740)	$237,109

Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net earnings	-	-	-	4,920	4,920
Shares and options issued:
Stock-based compensation expense	-	108	-	-	108
Shares repurchased under normal course issuer bid (Note 4)	(5,069)	2,798	-	-	(2,271)
Dividends declared (Note 4)	-	-	-	(1,069)	(1,069)
Balance - March 31, 2016	$422,712	$19,455	$16,225	$(215,326)	$243,066

See accompanying notes to condensed consolidated financial statements

2016 First Quarter Financial Results

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	nature of business

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, licenses and otherwise enforces a range of patented technologies which are utilized in products in a wide array of markets including communications and consumer electronics, medical, industrial, semiconductor, automotive and aerospace. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth, V-Chip, 3D television, automotive headlight assemblies, semiconductor manufacturing and packaging, medical stent, video streaming, CMOS image sensors, building automation, computer gaming, smart meter monitoring and LED lighting. The Company also generates revenue by licensing patent portfolios on behalf of its partners and, if necessary, the enforcement of their patented technologies.

2.	basis of presentation

The unaudited condensed consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015 and the accompanying notes. All inter-company transactions and balances have been eliminated.

3.	Significant accounting policies

These unaudited condensed consolidated financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements and notes for the year ended December 31, 2015.

In May 2014, the Financial Accounting Standards Board issued ASU 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the Financial Accounting Standards Board issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the Financial Accounting Standards Board at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted.  In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, updating the implementation guidance on principal versus agent considerations in the new revenue recognition standard. This standard clarifies that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer.  The standard also includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. This standard has the same effective date as ASU 2014-9. In April 2016, the Financial Accounting Standards Board issued ASU No. 2016-10, which finalized amendments to the guidance in the new revenue standard on identifying performance obligations and accounting for licenses of intellectual property. The amendments address implementation issues that were raised by stakeholders and discussed by the Revenue Recognition Transition Resource Group. The updates are not intended to change the core principles of the standard, however, they attempt to clarify important aspects of the guidance and improve its operability. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

2016 First Quarter Financial Results	6

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

In February 2016, the Financial Accounting Standards Board issued ASU2016-2, “Leases”. The amendments in this update would require companies and other organizations to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of this new standard.

In March 2016, the Financial Accounting Standards Board issued ASU 2016-09, "Improvements to Employee Share-Based Payments Accounting". The amendments in this update address the simplification of several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016. The Company is currently assessing the impact of this new standard.

4.	share capital

The Company paid quarterly cash dividends as follows:

	2016				2015
		Per Share		Total		Per Share		Total
1st Quarter	Cdn	$0.0125	US	$1,091	Cdn	$0.0500	US	$5,183

The Company declared quarterly dividends as follows:

	2016		2015
1st Quarter	Cdn	$0.0125	Cdn	$0.0525

On February 10, 2016, the Company received regulatory approval to make a normal course issuer bid (“2016 NCIB”) through the facilities of the Toronto Stock Exchange. Under the 2016 NCIB, the Company is permitted to purchase up to 11,762,446 common shares. The NCIB commenced on February 12, 2016 and will expire on February 11, 2017. The Company repurchased 1,430,000 common shares under the NCIB during the three months ended March 31, 2016 for a total of $2,271.

On May 27, 2014, the Company received regulatory approval to make a normal course issuer bid (“2014 NCIB”) through the facilities of the Toronto Stock Exchange. Under the 2014 NCIB, the Company was permitted to purchase up to 11,676,510 common shares. The 2014 NCIB commenced on May 29, 2014 and was completed on May 28, 2015. The Company repurchased 125,000 common shares under the NCIB during the three months ended March 31, 2015 for a total of $329.

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended March 31, 2016	Three months ended March 31, 2015
Basic weighted average common shares outstanding	120,281,998	120,472,290
Effect of options	-	-
Diluted weighted average common shares outstanding	120,281,998	120,472,290

For the three months ended March 31, 2016, the effect of stock options totaling 7,045,654 were anti dilutive (three months ended March 31, 2015 – 8,605,748).

2016 First Quarter Financial Results	7

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

5.	financial instruments

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

Cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are short-term financial instruments whose carrying value approximates their fair value. The Company minimizes credit risk on cash and cash equivalents and short-term financial instruments by transacting with only reputable financial institutions.

The Company considers the rates used to determine the carrying value of the patent finance obligations and loan receivable to be reflective of current rates and therefore their carrying value approximates their fair value.

6.	Commitments and contingencies

In connection with the acquisition of certain patents and patent rights, the Company has agreed to future additional payments to the former owners of the respective patents or patent rights and contingent legal fee arrangements with certain law firms based on future revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. For the three months ended March 31, 2016 partner royalties and contingent legal fees totaled $1,888 (three months ended March 31, 2015 – $655). As at March 31, 2016, the amount outstanding for partner royalties and contingent legal fees is $2,517.

7.     RELATED-PARTY TRANSACTION

Dr. Michel Fattouche, a member of the Company’s Board of Directors, has provided consulting services to the Company. For the three months ended March 31, 2016, consulting services have totaled $8 (three months ended March 31, 2015 – $50) of which Nil remains outstanding as at March 31, 2016.

2016 First Quarter Financial Results	8

Wi-LAN Inc.
303 Terry Fox Drive Suite 300
Ottawa, ON Canada
K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com

2016 First Quarter Financial Results